Exhibit 99.2
Media release

Rio Tinto achieves significant milestone at Oyu Tolgoi
4 November 2019

Rio Tinto has achieved a significant milestone at the Oyu Tolgoi mine in Mongolia with the completion of Shaft 2, which enables the acceleration of work on the underground development. Shaft 2, a 10 metre diameter shaft sunk to approximately 1.3 kilometres below the surface, has now entered into the final stages of commissioning.

This is a critical piece of infrastructure and will enable a step change in terms of delivering the underground mine. Shaft 2 can carry 300 people per cage cycle versus a maximum of 60 people per cage cycle through Shaft
1. The 48 tonne capacity cage can now be used to support logistics, transporting supplies and components for development of the mine.

Stephen McIntosh, Group executive, Growth & Innovation said “This is an important milestone because Shaft 2 significantly improves overall productivity of the underground development and allows us to move more material, equipment and people between the surface and underground. We have made very good progress in the past few months and completing Shaft 2 provides additional momentum as we move towards a definitive estimate for the development of this world-class ore-body in the second half of 2020.”

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